COMMENTS RECEIVED ON APRIL 13, 2010

FROM CHRISTIAN SANDOE

FIDELITY CONGRESS STREET FUND (File No. 811-00971)

Fidelity Congress Street Fund

AMENDMENT NO. 34

FIDELITY EXCHANGE FUND (File No. 811-02614)

Fidelity Exchange Fund

AMENDMENT NO. 35

1. All funds

"Fund Summary" (Part A of the Registration Statements)

"Purchase and Sale of Shares"

"The fund is closed to new investors and additional investments by existing shareholders.

The price to sell one share of the fund is its net asset value per share (NAV). Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff would like confirmation that the changes previously agreed upon, related to this section, will be incorporated into these prospectuses.

R: The changes to this section previously agreed upon were reflected in the registration statements filed on February 26, 2010 for the funds.

2. All funds

"Fund Summary" (Part A of the Registration Statements)

"Tax Information"

"Distributions you receive from the fund are subject to federal income tax as ordinary income, except to the extent designated as capital gains, and may also be subject to state or local taxes."

C: The Staff requests confirmation that comments that have been previously agreed upon were incorporated into these prospectuses.

R: The changes previously agreed upon were reflected in the registration statements filed on February 26, 2010 for the funds, with the exception of changes to the "Tax Information" section. Changes to the "Tax Information" section will be incorporated in the funds' next filings.

3. All funds

"Fund Summary" (Part A of the Registration Statements)

C: The Staff requests confirmation that the funds do no currently compensate intermediaries.

R: The funds do not pay financial intermediaries for the sale of fund shares or related services and therefore have omitted disclosure on financial intermediary compensation from the "Fund Summary" section.

4. All funds

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

C: The Staff requests the inclusion of the funds' market capitalization strategies.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

5. All funds

"Trustees and Officers" (Part B of the Registration Statements)

C: The Staff requests the Trustees and Officers section be updated to comply with SEC Release No. 33-9089.

R: This disclosure was included in the registration statements filed on February 26, 2010 for the funds.

6. All funds

"Trustees and Officers" (Part B of the Registration Statements)

"Board Structure and Oversight Function. Edward C. Johnson 3d is an interested person (as defined in the 1940 Act) and currently serves as Chairman. The Trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the fund. Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the Trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority for the Board. Ned C. Lautenbach serves as Chairman of the Independent Trustees and as such (i) acts as a liaison between the Independent Trustees and management with respect to matters important to the Independent Trustees and (ii) with management prepares agendas for Board meetings."

C: The Staff requests clarification as to whether a Chairman is selected by the entire Board or only by the Independent Trustees.

R: Even though not specifically required by Item 17(b), the disclosure specifies that the Chair is selected by all of the Trustees.

7. All funds

"Trustees and Officers" (Part B of the Registration Statements)

C: The Staff asks that we describe the Trustees' role in risk oversight and how they function in that role.

R: We call the Staff's attention to the disclosure in the "Trustees and Officers" section of Part B, specifically the third paragraph under the subheading, "Board Structure and Oversight Function" and the related disclosure under "Standing Committees of the Fund's Trustees."

8. All funds

"Trustees and Officers" (Part B of the Registration Statements)

"+ The information above includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, which led to the conclusion that each Trustee should serve as a Trustee for the fund."

C: The Staff asserts the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustees appointment to the Board. The Staff also requests additional information be added describing why a particular Trustees skills or background are conducive to their position on the Board.

R: As required by Item 17(b)(10), the current disclosure in "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure to which the footnote cited by the Staff is anchored, we also call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, as well as the disclosure that states that the Board "takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure."

9. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.